UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 2, 2023

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2022 (Nine months ended December 31, 2022) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	February 2, 2023

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2023	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2022 (for the nine months ended December 31, 2022)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2022	4,308,147	83.6	658,150	32.2	543,277	13.5
3Q F2021	2,345,453	1.3	497,656	10.8	478,656	35.0

Note:	Comprehensive Income: 3Q F2022: ¥86,714 million, (65.4) %; 3Q F2021: ¥250,949 million, (56.4)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2022	214.36	214.36
3Q F2021	188.82	188.81

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2022	251,791,239	9,028,634	3.5
Fiscal 2021	237,066,142	9,201,031	3.8

Reference:	Own Capital: As of December 31, 2022: ¥8,952,878 million; As of March 31, 2022: ¥9,077,382 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2021	—	40.00	—	40.00	80.00
Fiscal 2022	—	42.50	—
Fiscal 2022 (estimate)				42.50	85.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

3. Consolidated Earnings Estimates for Fiscal 2022 (for the fiscal year ending March 31, 2023)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2022	540,000	1.7	213.06

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2022: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares during 1Q, 2Q and 3Q and the number of outstanding shares as of December 31, 2022 (which is used as a proxy for the average number of outstanding shares during the remainder of the relevant period).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: Yes

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of December 31, 2022	2,539,249,894 shares	As of March 31, 2022	2,539,249,894 shares
ii. Period-end treasury stock:	As of December 31, 2022	4,972,755 shares	As of March 31, 2022	4,659,024 shares
iii. Average outstanding shares (accumulated period):	3Q Fiscal 2022	2,534,327,656 shares	3Q Fiscal 2021	2,534,973,142 shares

This immediate release is outside the scope of quarterly review.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk

Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange

Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2022, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Matters Related to Summary Information (Notes)	p. 1-2
(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p. 1-2

2. Quarterly Consolidated Financial Statements and Others	p. 1-3
(1) Consolidated Balance Sheets	p. 1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p. 1-5
(3) Note for Assumption of Going Concern	p. 1-7
(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p. 1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2022

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

MHFG has applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021 (referred to as “Fair Value Accounting Standard Implementation Guidance”)) from the beginning of the first quarter ended June 30, 2022. In accordance with the transitional treatment set out in Article 27-2 of “Fair Value Accounting Standard Implementation Guidance”, MHFG applies the new accounting policy set forth in “Fair Value Accounting Standard Implementation Guidance” prospectively. As a result, some Investment trusts and others are calculated using net asset value, etc., as of the calculation date of the fair value.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2022	As of December 31, 2022
Assets
Cash and Due from Banks	¥51,359,301	¥56,839,849
Call Loans and Bills Purchased	940,008	1,052,561
Receivables under Resale Agreements	12,750,363	14,333,722
Guarantee Deposits Paid under Securities Borrowing Transactions	2,340,089	1,770,292
Other Debt Purchased	3,476,021	4,041,909
Trading Assets	13,221,415	19,809,108
Money Held in Trust	591,183	583,626
Securities	44,641,060	35,665,864
Loans and Bills Discounted	84,736,280	91,230,919
Foreign Exchange Assets	2,627,492	2,961,851
Derivatives other than for Trading Assets	2,277,160	3,590,376
Other Assets	7,797,796	8,486,862
Tangible Fixed Assets	1,095,977	1,097,941
Intangible Fixed Assets	601,292	598,884
Net Defined Benefit Asset	863,217	773,335
Deferred Tax Assets	184,594	428,485
Customers’ Liabilities for Acceptances and Guarantees	8,346,878	9,231,896
Reserves for Possible Losses on Loans	(783,886)	(706,244)
Reserve for Possible Losses on Investments	(107)	(1)

Total Assets	¥237,066,142	¥251,791,239

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2022	As of December 31, 2022
Liabilities
Deposits	¥138,830,872	¥143,491,614
Negotiable Certificates of Deposit	16,868,931	18,940,503
Call Money and Bills Sold	1,278,050	1,447,299
Payables under Repurchase Agreements	20,068,779	22,493,570
Guarantee Deposits Received under Securities Lending Transactions	1,172,248	430,910
Commercial Paper	1,775,859	2,009,782
Trading Liabilities	9,608,976	16,071,186
Borrowed Money	6,590,527	2,435,971
Foreign Exchange Liabilities	1,508,453	802,717
Short-term Bonds	537,167	525,867
Bonds and Notes	10,714,004	10,856,934
Due to Trust Accounts	1,167,284	1,529,791
Derivatives other than for Trading Liabilities	2,770,852	4,314,108
Other Liabilities	6,301,484	7,902,609
Reserve for Bonus Payments	120,052	71,453
Reserve for Variable Compensation	2,278	1,784
Net Defined Benefit Liability	71,774	71,708
Reserve for Director and Corporate Auditor Retirement Benefits	557	509
Reserve for Possible Losses on Sales of Loans	1,309	12,358
Reserve for Contingencies	6,622	13,196
Reserve for Reimbursement of Deposits	17,620	14,582
Reserve for Reimbursement of Debentures	10,504	8,219
Reserves under Special Laws	3,132	3,132
Deferred Tax Liabilities	30,923	21,395
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962	59,499
Acceptances and Guarantees	8,346,878	9,231,896

Total Liabilities	¥227,865,110	¥242,762,605

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,125,324	1,129,388
Retained Earnings	4,756,435	5,091,194
Treasury Stock	(8,342)	(8,607)

Total Shareholders’ Equity	8,130,185	8,468,742

Net Unrealized Gains (Losses) on Other Securities	719,822	230,046
Deferred Gains or Losses on Hedges	(76,757)	(227,046)
Revaluation Reserve for Land	132,156	131,108
Foreign Currency Translation Adjustments	2,346	224,296
Remeasurements of Defined Benefit Plans	169,652	125,734
Own Credit Risk Adjustments, Net of Tax	(23)	(3)

Total Accumulated Other Comprehensive Income	947,197	484,136

Stock Acquisition Rights	94	5
Non-Controlling Interests	123,555	75,750

Total Net Assets	9,201,031	9,028,634

Total Liabilities and Net Assets	¥237,066,142	¥251,791,239

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Ordinary Income	¥2,345,453	¥4,308,147
Interest Income	932,956	2,050,840
Interest on Loans and Bills Discounted	639,491	1,175,714
Interest and Dividends on Securities	179,667	268,434
Fiduciary Income	44,755	43,548
Fee and Commission Income	648,856	640,453
Trading Income	275,516	1,056,220
Other Operating Income	239,665	389,222
Other Ordinary Income	203,702	127,861
Ordinary Expenses	1,847,796	3,649,996
Interest Expenses	218,683	1,326,742
Interest on Deposits	42,572	495,216
Fee and Commission Expenses	127,687	125,607
Trading Expenses	—	843,720
Other Operating Expenses	99,907	140,296
General and Administrative Expenses	1,010,145	1,057,623
Other Ordinary Expenses	391,372	156,004

Ordinary Profits	497,656	658,150

Extraordinary Gains	67,229	41,945
Extraordinary Losses	9,779	10,134

Income before Income Taxes	555,106	689,961

Income Taxes:
Current	94,980	104,022
Refund of Income Taxes	(270)	(9,271)
Deferred	(27,757)	47,787

Total Income Taxes	66,951	142,537

Profit	488,154	547,423

Profit Attributable to Non-controlling Interests	9,497	4,146

Profit Attributable to Owners of Parent	¥478,656	¥543,277

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Profit	¥488,154	¥547,423
Other Comprehensive Income	(237,204)	(460,709)
Net Unrealized Gains (Losses) on Other Securities	(154,295)	(491,119)
Deferred Gains or Losses on Hedges	(84,735)	(150,531)
Foreign Currency Translation Adjustments	72,084	195,641
Remeasurements of Defined Benefit Plans	(78,465)	(43,681)
Own Credit Risk Adjustments, Net of Tax	—	19
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	8,207	28,962

Comprehensive Income	250,949	86,714

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	240,222	81,264
Comprehensive Income Attributable to Non-controlling Interests	10,726	5,450

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2022

(Nine months ended December 31, 2022)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes: “CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”) “NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2022	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-7

5. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-8

6. Status of Deposits and Loans	NON		2-12

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-14
Comparison of Non-Consolidated Statements of Income (selected items)			2-15
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-16
Comparison of Non-Consolidated Statements of Income (selected items)			2-17
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-18
Comparison of Non-Consolidated Statements of Income (selected items)			2-19

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2022, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2022

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
			Change
Consolidated Gross Profits	1	1,743.9	48.4	1,695.4
Net Interest Income	2	724.0	9.8	714.2
Fiduciary Income	3	43.5	(1.2)	44.7
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	514.8	(6.3)	521.1
Net Trading Income	6	212.4	(63.0)	275.5
Net Other Operating Income	7	248.9	109.1	139.7
General and Administrative Expenses	8	(1,057.6)	(47.4)	(1,010.1)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(70.1)	90.1	(160.3)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	4.7	(7.6)	12.3
Net Gains (Losses) related to Stocks	11	47.4	77.3	(29.8)
Equity in Income from Investments in Affiliates	12	20.6	(2.7)	23.3
Other	13	(30.8)	2.4	(33.2)

Ordinary Profits	14	658.1	160.4	497.6

Net Extraordinary Gains (Losses)	15	31.8	(25.6)	57.4
Income before Income Taxes	16	689.9	134.8	555.1
Income Taxes	17	(142.5)	(75.5)	(66.9)
Profit	18	547.4	59.2	488.1
Profit Attributable to Non-controlling Interests	19	(4.1)	5.3	(9.4)

Profit Attributable to Owners of Parent	20	543.2	64.6	478.6

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(65.3)	82.5	(147.9)

Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	22	676.2	(4.4)	680.7

Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	167	6	161
Number of affiliates under the equity method	24	26	2	24

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2022 (Accumulated Period)				Third Quarter of Fiscal 2021 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,048.7	77.1	1,125.8	11.6	1,114.2
Net Interest Income	2	643.7	14.3	658.1	15.0	643.0
Fiduciary Income	3		44.0	44.0	(1.2)	45.2
Trust Fees for Jointly Operated Designated Money Trust	4		2.9	2.9	0.0	2.9
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	285.3	18.9	304.3	(3.5)	307.9
Net Trading Income	7	(6.6)	—	(6.6)	(49.9)	43.3
Net Other Operating Income	8	126.2	(0.2)	126.0	51.2	74.7
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(568.1)	(58.5)	(626.6)	7.1	(633.8)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	480.6	18.6	499.2	18.7	480.4
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	520.2	18.6	538.9	91.8	447.0
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	497.2	18.6	515.8	79.8	436.0

Reversal of (Provision for) General Reserve for Losses on Loans	13	(24.3)	—	(24.3)	(137.8)	113.5

Net Business Profits	14	456.3	18.6	474.9	(119.0)	593.9
Net Gains (Losses) related to Bonds	15	(39.6)	(0.0)	(39.6)	(73.0)	33.3

Net Non-Recurring Gains (Losses)	16	35.4	6.3	41.7	327.8	(286.1)
Net Gains (Losses) related to Stocks	17	36.1	1.9	38.0	68.6	(30.5)
Expenses related to Portfolio Problems	18	(12.2)	(0.0)	(12.2)	261.4	(273.7)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	4.1	0.1	4.3	(7.0)	11.4
Other	20	7.3	4.2	11.5	4.8	6.6

Ordinary Profits	21	491.7	24.9	516.6	208.8	307.8

Net Extraordinary Gains (Losses)	22	31.7	4.1	35.9	(22.0)	57.9
Income before Income Taxes	23	523.4	29.1	552.6	186.8	365.7
Income Taxes	24	(143.7)	(7.8)	(151.5)	(24.9)	(126.6)

Net Income	25	379.7	21.2	401.0	161.9	239.0

(1)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2)   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[11]

=Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(32.3)	0.1	(32.1)	116.5	(148.7)

Credit-related Costs [26] = Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	(24.3)	0.1	(24.1)	(137.6)	113.5
Losses on Write-offs of Loans	29	(1.6)	(0.0)	(1.6)	(4.6)	2.9
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	(17.3)	0.0	(17.3)	247.7	(265.0)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	16.1	—	16.1	16.0	0.1
Reversal of (Provision for) Reserve for Contingencies	32	(3.1)	—	(3.1)	(3.1)	(0.0)
Other (including Losses on Sales of Loans)	33	(2.0)	—	(2.0)	(1.7)	(0.2)
Total	34	(32.3)	0.1	(32.1)	116.5	(148.7)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	47.4	77.3	(29.8)
Gains on Sales	92.8	(67.8)	160.7
Losses on Sales	(42.0)	81.4	(123.5)
Impairment (Devaluation)	(1.5)	38.2	(39.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0.1	(0.1)
Gains (Losses) on Derivatives other than for Trading	(1.7)	25.3	(27.0)
Non-Consolidated
Aggregate Figures for the 2 Banks	Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	38.0	68.6	(30.5)
Gains on Sales	83.3	(72.5)	155.9
Losses on Sales	(40.7)	79.5	(120.3)
Impairment (Devaluation)	(2.8)	36.1	(38.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0.1	(0.1)
Gains (Losses) on Derivatives other than for Trading	(1.7)	25.3	(27.0)

Mizuho Bank	Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	36.1	68.1	(32.0)
Gains on Sales	78.8	(75.4)	154.2
Losses on Sales	(38.2)	82.0	(120.3)
Impairment (Devaluation)	(2.7)	36.1	(38.8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0.1	(0.1)
Gains (Losses) on Derivatives other than for Trading	(1.7)	25.3	(27.0)

Mizuho Trust & Banking	Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	1.9	0.4	1.4
Gains on Sales	4.5	2.9	1.6
Losses on Sales	(2.5)	(2.5)	(0.0)
Impairment (Devaluation)	(0.0)	0.0	(0.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2022				As of March 31, 2022				As of September 30, 2022 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHFG (Consolidated)
Other Securities	32,678.9	298.8	1,488.8	1,189.9	42,065.7	990.1	1,593.7	603.6	35,384.4	129.8	1,474.6	1,344.7
Japanese Stocks	2,457.2	1,424.4	1,459.4	34.9	2,577.3	1,499.9	1,538.3	38.4	2,443.3	1,390.5	1,422.8	32.3
Japanese Bonds	18,516.8	(106.2)	9.5	115.7	28,620.4	(52.1)	19.7	71.9	20,775.4	(54.6)	19.9	74.5
Japanese Government Bonds	14,722.5	(58.4)	1.5	59.9	25,158.7	(30.5)	7.4	38.0	17,103.3	(28.9)	9.4	38.3
Other	11,704.7	(1,019.3)	19.9	1,039.2	10,867.9	(457.5)	35.5	493.1	12,165.5	(1,206.0)	31.7	1,237.8
Foreign Bonds	9,775.1	(916.3)	5.6	921.9	8,937.5	(414.2)	2.3	416.6	10,332.4	(1,081.7)	1.6	1,083.3

* In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   Unrealized Gains/Losses include ¥23.1 billion, ¥20.9 billion and ¥27.4 billion, which were recognized in the statement of income for December 31, 2022, September 30, 2022 and March 31, 2022, respectively, by applying the fair-value hedge accounting and others.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of December 31, 2022, September 30, 2022 and March 31, 2022 are ¥346.5 billion (Foreign Bonds ¥356.4 billion and Japanese Government Bonds ¥9.9 billion), ¥458.0 billion (Foreign Bonds ¥475.4 billion and Japanese Government Bonds ¥(4.3) billion) and ¥126.2 billion (Foreign Bonds ¥135.3 billion and Japanese Government Bonds ¥– billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of December 31, 2022, September 30, 2022 and March 31, 2022 are ¥645.3 billion (Foreign Bonds ¥(559.8) billion and Japanese Government Bonds ¥(48.4) billion), ¥587.9 billion (Foreign Bonds ¥(606.2) billion and Japanese Government Bonds ¥(33.2) billion) and ¥1,116.4 billion (Foreign Bonds ¥(278.9) billion and Japanese Government Bonds ¥(30.5) billion), respectively.

(2) Bonds Held to Maturity
	(Billions of yen)
	As of December 31, 2022				As of March 31, 2022				As of September 30, 2022 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	2,000.2	(157.0)	2.3	159.3	1,517.5	(52.0)	5.3	57.3	2,070.5	(177.9)	3.9	181.8

2-4

Mizuho Financial Group, Inc.

Non-Consolidated Aggregate Figures for the 2 Banks (1) Other Securities
	(Billions of yen)
	As of December 31, 2022				As of March 31, 2022				As of September 30, 2022 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	31,777.1	164.0	1,353.3	1,189.2	41,243.3	846.8	1,446.7	599.8	34,529.0	(5.7)	1,336.3	1,342.0
Japanese Stocks	2,253.6	1,292.8	1,327.5	34.7	2,349.0	1,360.4	1,395.9	35.4	2,229.7	1,257.8	1,288.0	30.2
Japanese Bonds	18,406.7	(106.6)	8.9	115.5	28,517.0	(52.9)	18.9	71.9	20,666.6	(55.2)	19.2	74.5
Japanese Government Bonds	14,711.3	(58.4)	1.5	59.9	25,147.5	(30.5)	7.4	38.0	17,092.0	(28.9)	9.4	38.3
Other	11,116.6	(1,022.1)	16.7	1,038.9	10,377.2	(460.6)	31.8	492.4	11,632.6	(1,208.3)	28.9	1,237.2
Foreign Bonds	9,234.2	(917.7)	3.7	921.5	8,487.9	(414.8)	1.1	416.0	9,838.1	(1,082.3)	0.4	1,082.8
MHTB
Other Securities	230.2	72.0	74.6	2.5	240.3	73.0	78.3	5.3	235.2	71.6	76.0	4.3
Japanese Stocks	132.3	70.8	73.3	2.4	148.2	71.8	77.1	5.2	138.4	70.4	74.7	4.3
Japanese Bonds	91.8	0.4	0.5	0.1	86.4	0.7	0.8	0.0	90.7	0.6	0.6	0.0
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Other	6.0	0.7	0.7	0.0	5.6	0.4	0.4	0.0	6.0	0.5	0.5	0.0
Foreign Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Total
Other Securities	32,007.4	236.0	1,427.9	1,191.8	41,483.6	919.9	1,525.1	605.1	34,764.2	65.9	1,412.4	1,346.4
Japanese Stocks	2,386.0	1,363.6	1,400.8	37.2	2,497.3	1,432.3	1,473.0	40.7	2,368.2	1,328.3	1,362.8	34.5
Japanese Bonds	18,498.6	(106.2)	9.5	115.7	28,603.4	(52.1)	19.7	71.9	20,757.4	(54.6)	19.9	74.5
Japanese Government Bonds	14,711.3	(58.4)	1.5	59.9	25,147.5	(30.5)	7.4	38.0	17,092.0	(28.9)	9.4	38.3
Other	11,122.6	(1,021.3)	17.5	1,038.9	10,382.9	(460.1)	32.3	492.4	11,638.6	(1,207.7)	29.5	1,237.2
Foreign Bonds	9,234.2	(917.7)	3.7	921.5	8,487.9	(414.8)	1.1	416.0	9,838.1	(1,082.3)	0.4	1,082.8

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

Unrealized Gains/Losses include ¥23.0 billion, ¥20.9 billion and ¥27.4 billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for December 31, 2022, September 30, 2022 and March 31, 2022, respectively, by applying the fair-value hedge accounting.

*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of December 31, 2022, September 30, 2022 and March 31, 2022 are ¥346.5 billion (Foreign Bonds ¥356.4 billion and Japanese Government Bonds ¥9.9 billion), ¥458.0 billion (Foreign Bonds ¥475.4 billion and Japanese Government Bonds ¥(4.3) billion) and ¥126.2 billion (Foreign Bonds ¥135.3 billion and Japanese Government Bonds ¥– billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of December 31, 2022, September 30, 2022 and March 31, 2022 are ¥582.6 billion (Foreign Bonds ¥(561.3) billion and Japanese Government Bonds ¥(48.4) billion), ¥524.0 billion (Foreign Bonds ¥(606.9) billion and Japanese Government Bonds ¥(33.2) billion) and ¥1,046.2 billion (Foreign Bonds ¥(279.5) billion and Japanese Government Bonds ¥(30.5) billion), respectively.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2022				As of March 31, 2022				As of September 30, 2022 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	2,000.2	(157.0)	2.3	159.3	1,517.5	(52.0)	5.3	57.3	2,070.5	(177.9)	3.9	181.8
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,000.2	(157.0)	2.3	159.3	1,517.5	(52.0)	5.3	57.3	2,070.5	(177.9)	3.9	181.8

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2022				As of March 31, 2022				As of September 30, 2022 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	108.9	310.4	310.4	—	108.9	311.9	312.3	0.3	108.9	306.5	306.6	0.1
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	108.9	310.4	310.4	—	108.9	311.9	312.3	0.3	108.9	306.5	306.6	0.1

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2022		As of March 31, 2022	As of September 30, 2022 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	275.6	(687.0)	962.7	108.9
Japanese Stocks	1,401.3	(71.1)	1,472.4	1,369.6
Japanese Bonds	(106.2)	(54.0)	(52.1)	(54.6)
Japanese Government Bonds	(58.4)	(27.8)	(30.5)	(28.9)
Other	(1,019.4)	(561.8)	(457.5)	(1,206.0)
Foreign Bonds	(916.4)	(502.1)	(414.2)	(1,081.7)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2022		As of March 31, 2022	As of September 30, 2022 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	213.0	(679.4)	892.4	45.0
Japanese Stocks	1,340.6	(64.2)	1,404.8	1,307.3
Japanese Bonds	(106.2)	(54.0)	(52.1)	(54.6)
Japanese Government Bonds	(58.4)	(27.8)	(30.5)	(28.9)
Other	(1,021.3)	(561.2)	(460.1)	(1,207.7)
Foreign Bonds	(917.7)	(502.9)	(414.8)	(1,082.3)

2-6

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2022			As of March 31, 2022			As of September 30, 2022 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	2,227.0	2,580.4	(353.3)	1,320.4	1,435.8	(115.3)	2,222.4	2,373.5	(151.0)
MHTB	33.3	13.7	19.5	15.5	15.9	(0.3)	20.9	14.4	6.5
Total	2,260.4	2,594.2	(333.7)	1,336.0	1,451.7	(115.7)	2,243.4	2,387.9	(144.4)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-7

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2022	Change	As of March 31, 2022	As of September 30, 2022 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	45.0	(5.8)	50.8	49.0
Claims with Collection Risk	655.3	(66.9)	722.2	621.0
Claims for Special Attention	324.2	(29.7)	354.0	370.9
Loans Past Due for 3 Months or More	1.3	(1.1)	2.4	30.1
Restructured Loans	322.8	(28.6)	351.5	340.7
Sub-total[1]	1,024.6	(102.4)	1,127.1	1,040.9
Normal Claims	104,061.4	7,836.5	96,224.9	105,707.0

Total[2]	105,086.1	7,734.1	97,352.0	106,748.0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86.7	(22.1)	108.8	95.7

	(%)
NPL ratio[1]/[2]	0.97	(0.18)	1.15	0.97

Trust Account

(Billions of yen)
	As of December 31, 2022	Change	As of March 31, 2022	As of September 30, 2022 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[3]	—	—	—	—
Normal Claims	3.1	(0.6)	3.8	3.2

Total[4]	3.1	(0.6)	3.8	3.2

(%)
NPL ratio[3]/[4]	—	—	—	—

2-8

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of December 31, 2022	Change	As of March 31, 2022	As of September 30, 2022 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	45.0	(5.8)	50.8	49.0
Claims with Collection Risk	655.3	(66.9)	722.2	621.0
Claims for Special Attention	324.2	(29.7)	354.0	370.9
Loans Past Due for 3 Months or More	1.3	(1.1)	2.4	30.1
Restructured Loans	322.8	(28.6)	351.5	340.7
Sub-total[5]	1,024.6	(102.4)	1,127.1	1,040.9
Normal Claims	104,064.6	7,835.9	96,228.7	105,710.3

Total[6]	105,089.2	7,733.4	97,355.8	106,751.2

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86.7	(22.1)	108.8	95.7

	(%)
NPL ratio[5]/[6]	0.97	(0.18)	1.15	0.97

Trust account represents trust accounts that guarantee principals in the agreement.

2-9

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of December 31, 2022	Change	As of March 31, 2022	As of September 30, 2022 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	34.5	(6.5)	41.1	38.8
Claims with Collection Risk	661.1	(64.8)	726.0	626.7
Claims for Special Attention	295.3	(23.2)	318.5	341.2
Loans Past Due for 3 Months or More	0.6	(1.8)	2.4	29.3
Restructured Loans	294.6	(21.4)	316.0	311.8
Sub-total[1]	991.0	(94.6)	1,085.6	1,006.7
Normal Claims	106,426.1	8,492.6	97,933.5	107,912.4

Total[2]	107,417.2	8,398.0	99,019.2	108,919.2

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	83.6	(21.7)	105.4	92.9

	(%)
NPL ratio[1]/[2]	0.92	(0.17)	1.09	0.92

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	34.3	(6.4)	40.7	38.5
Claims with Collection Risk	653.9	(60.8)	714.8	618.4
Claims for Special Attention	293.3	(23.6)	316.9	339.1
Loans Past Due for 3 Months or More	0.6	(1.7)	2.4	29.3
Restructured Loans	292.6	(21.8)	314.5	309.8
Sub-total[3]	981.5	(90.9)	1,072.5	996.1
Normal Claims	103,272.8	8,537.9	94,734.9	104,761.0

Total[4]	104,254.4	8,447.0	95,807.4	105,757.1

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	83.4	(21.7)	105.2	92.7

	(%)
NPL ratio[3]/[4]	0.94	(0.17)	1.11	0.94

2-10

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.2	(0.1)	0.3	0.2
Claims with Collection Risk	7.2	(3.9)	11.2	8.3
Claims for Special Attention	2.0	0.4	1.5	2.0
Loans Past Due for 3 Months or More	—	(0.0)	0.0	0.0
Restructured Loans	2.0	0.4	1.5	2.0
Sub-total[5]	9.4	(3.6)	13.1	10.6
Normal Claims	3,150.1	(44.6)	3,194.8	3,148.2

Total[6]	3,159.6	(48.3)	3,207.9	3,158.8

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	0.2	0.0	0.2	0.2

	(%)
NPL ratio[5]/[6]	0.30	(0.10)	0.40	0.33

(Trust Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[7]	—	—	—	—
Normal Claims	3.1	(0.6)	3.8	3.2

Total[8]	3.1	(0.6)	3.8	3.2

	(%)
NPL ratio[7]/[8]	—	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-11

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2022	Change	As of March 31, 2022	As of September 30, 2022 (Reference)
MHBK	137,818.4	4,184.5	133,633.8	137,150.1
MHTB	2,609.7	38.3	2,571.3	2,559.0

Total	140,428.1	4,222.9	136,205.2	139,709.1

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2022	Change	As of March 31, 2022	As of September 30, 2022 (Reference)
MHBK	108,619.8	(1,340.2)	109,960.1	105,670.7
Individual deposits	47,926.1	1,062.6	46,863.5	47,191.6
MHTB	2,609.7	38.3	2,571.3	2,559.0
Individual deposits	786.6	(17.3)	803.9	800.6

Total	111,229.6	(1,301.8)	112,531.4	108,229.8

Individual deposits	48,712.7	1,045.2	47,667.5	47,992.3

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2022	Change	As of March 31, 2022	As of September 30, 2022 (Reference)
MHBK	89,512.3	6,549.9	82,962.4	89,888.3
MHTB	3,137.4	(54.8)	3,192.3	3,143.9

Total	92,649.8	6,495.0	86,154.8	93,032.2

Note: Loans to MHFG are included as follows:

As of December 31, 2022: ¥730.0 billion (from MHBK)

As of September 30, 2022: ¥540.0 billion (from MHBK)

As of March 31, 2022: ¥755.0 billion (from MHBK)

2-12

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

		(%)
		Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
Mizuho Bank			Change
Return on Loans and Bills Discounted	1	0.76	0.01	0.74
Cost of Deposits	2	0.00	(0.00)	0.00

Loan and Deposit Rate Margin [1]-[2]	3	0.76	0.01	0.74

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.77	0.01	0.76
Loan and Deposit Rate Margin [4]-[2]	5	0.77	0.01	0.75

		(%)
		Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
Mizuho Trust & Banking			Change
Return on Loans and Bills Discounted	6	0.60	0.01	0.59
Cost of Deposits	7	0.00	(0.00)	0.01

Loan and Deposit Rate Margin [6]-[7]	8	0.59	0.01	0.58

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.60	0.00	0.60
Loan and Deposit Rate Margin [9]-[7]	10	0.59	0.00	0.59

(Reference)		(%)
		Third Quarter of Fiscal 2022 (Accumulated Period)		Third Quarter of Fiscal 2021 (Accumulated Period)
Aggregate Figures for the 2 Banks			Change

Return on Loans and Bills Discounted	11	0.75	0.01	0.73
Cost of Deposits	12	0.00	(0.00)	0.00

Loan and Deposit Rate Margin [11]-[12]	13	0.75	0.01	0.73

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	0.76	0.01	0.75
Loan and Deposit Rate Margin [14]-[12]	15	0.76	0.01	0.74

2-13

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥53,245,855	¥48,803,771	¥4,442,083
Call Loans	1,213,064	1,223,766	(10,701)
Receivables under Resale Agreements	3,609,145	1,681,260	1,927,885
Guarantee Deposits Paid under Securities Borrowing Transactions	156,287	154,255	2,032
Other Debt Purchased	764,045	679,939	84,106
Trading Assets	7,020,058	4,496,695	2,523,363
Money Held in Trust	504	504	0
Securities	35,430,600	44,608,181	(9,177,580)
Loans and Bills Discounted	89,512,391	82,962,457	6,549,933
Foreign Exchange Assets	2,835,559	2,509,122	326,437
Derivatives other than for Trading	13,452,275	6,133,443	7,318,831
Other Assets	7,652,835	5,958,848	1,693,987
Tangible Fixed Assets	851,614	847,689	3,924
Intangible Fixed Assets	345,460	347,681	(2,221)
Prepaid Pension Cost	401,679	440,611	(38,931)
Deferred Tax Assets	425,524	273,129	152,394
Customers’ Liabilities for Acceptances and Guarantees	10,284,574	8,733,646	1,550,927
Reserves for Possible Losses on Loans	(705,119)	(814,778)	109,658
Reserve for Possible Losses on Investments	—	(106)	106

Total Assets	¥226,496,358	¥209,040,119	¥17,456,238

Liabilities
Deposits	¥137,818,417	¥133,633,887	¥4,184,529
Negotiable Certificates of Deposit	18,424,292	16,162,209	2,262,083
Call Money	1,010,914	940,058	70,856
Payables under Repurchase Agreements	12,023,602	9,293,236	2,730,366
Guarantee Deposits Received under Securities Lending Transactions	57,506	146,864	(89,358)
Commercial Paper	2,009,782	1,775,859	233,922
Trading Liabilities	5,909,029	3,447,533	2,461,496
Borrowed Money	10,335,951	14,397,626	(4,061,674)
Foreign Exchange Liabilities	1,009,967	1,788,299	(778,332)
Bonds and Notes	650,206	810,504	(160,298)
Derivatives other than for Trading	14,207,146	6,635,032	7,572,114
Other Liabilities	6,225,896	4,302,633	1,923,263
Reserve for Bonus Payments	4,513	24,582	(20,068)
Reserve for Variable Compensation	567	763	(195)
Reserve for Possible Losses on Sales of Loans	12,358	1,309	11,048
Reserve for Contingencies	4,557	1,306	3,250
Reserve for Reimbursement of Deposits	13,804	16,627	(2,823)
Reserve for Reimbursement of Debentures	8,219	10,504	(2,284)
Deferred Tax Liabilities for Revaluation Reserve for Land	59,499	59,962	(462)
Acceptances and Guarantees	10,284,574	8,733,646	1,550,927

Total Liabilities	220,070,807	202,182,447	17,888,360

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,738,852	2,519,294	219,558
Appropriated Reserve	421,264	389,012	32,251
Other Retained Earnings	2,317,588	2,130,281	187,306
Retained Earnings Brought Forward	2,317,588	2,130,281	187,306

Total Shareholders’ Equity	6,402,310	6,182,751	219,558

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	137,844	623,367	(485,523)
Net Deferred Hedge Gains (Losses), net of Taxes	(245,712)	(80,603)	(165,109)
Revaluation Reserve for Land, net of Taxes	131,108	132,156	(1,048)

Total Valuation and Translation Adjustments	23,240	674,920	(651,680)

Total Net Assets	6,425,550	6,857,672	(432,122)

Total Liabilities and Net Assets	¥226,496,358	¥209,040,119	¥17,456,238

2-14

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2022 (A)	For the nine months ended December 31, 2021 (B)	Change (A) - (B)
Ordinary Income	¥2,452,241	¥1,547,997	¥904,243
Interest Income	1,711,852	802,959	908,893
Interest on Loans and Bills Discounted	1,075,050	564,812	510,238
Interest and Dividends on Securities	252,269	169,768	82,501
Fee and Commission Income	417,489	386,763	30,725
Trading Income	159	43,964	(43,805)
Other Operating Income	230,724	140,929	89,795
Other Ordinary Income	92,015	173,381	(81,365)

Ordinary Expenses	1,960,516	1,273,396	687,120
Interest Expenses	1,068,081	173,516	894,565
Interest on Deposits	467,139	22,482	444,656
Fee and Commission Expenses	132,135	109,965	22,169
Trading Expenses	6,827	—	6,827
Other Operating Expenses	104,467	66,430	38,036
General and Administrative Expenses	541,093	547,324	(6,230)
Other Ordinary Expenses	107,909	376,158	(268,248)

Ordinary Profits	491,724	274,601	217,123

Extraordinary Gains	40,014	59,471	(19,456)

Extraordinary Losses	8,261	8,935	(674)

Income before Income Taxes	523,478	325,137	198,341
Income Taxes:
Current	20,915	141,015	(120,100)
Refund of Income Taxes	(9,271)	(267)	(9,003)
Deferred	132,067	(26,129)	158,197

Net Income	¥379,767	¥210,518	¥169,249

2-15

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of December 31, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,287,555	¥1,923,672	¥363,882
Guarantee Deposits Paid under Securities Borrowing Transactions	40,216	20,046	20,170
Other Debt Purchased	35,261	35,314	(53)
Money Held in Trust	27,277	26,556	720
Securities	277,079	288,530	(11,451)
Loans and Bills Discounted	3,137,456	3,192,348	(54,891)
Foreign Exchange Assets	5,208	3,898	1,310
Other Assets	262,351	255,755	6,596
Tangible Fixed Assets	98,592	100,132	(1,539)
Intangible Fixed Assets	18,651	21,728	(3,076)
Prepaid Pension Cost	69,526	66,607	2,918
Customers’ Liabilities for Acceptances and Guarantees	15,096	14,100	996
Reserves for Possible Losses on Loans	(2,309)	(2,470)	161

Total Assets	¥6,271,965	¥5,946,221	¥325,744

Liabilities
Deposits	¥2,609,748	¥2,571,352	¥38,395
Negotiable Certificates of Deposit	508,680	691,880	(183,200)
Call Money	707,777	603,990	103,787
Borrowed Money	300,000	300,000	—
Due to Trust Accounts	1,529,791	1,167,284	362,506
Other Liabilities	48,356	31,317	17,039
Reserve for Bonus Payments	27	2,741	(2,713)
Reserve for Variable Compensation	184	272	(87)
Provision for Retirement Benefits	2,903	4,935	(2,032)
Reserve for Reimbursement of Deposits	778	992	(213)
Reserve for Loss of Transfer	—	3,061	(3,061)
Deferred Tax Liabilities	25,676	17,484	8,191
Acceptances and Guarantees	15,096	14,100	996

Total Liabilities	5,749,020	5,409,413	339,606

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	269,738	296,471	(26,733)
Appropriated Reserve	159,891	150,297	9,593
Other Retained Earnings	109,847	146,174	(36,327)
Retained Earnings Brought Forward	109,847	146,174	(36,327)
Treasury Stock	(79,999)	(79,999)	—

Total Shareholders’ Equity	452,613	479,346	(26,733)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	56,758	57,707	(949)
Net Deferred Hedge Gains (Losses), net of Taxes	13,573	(246)	13,820

Total Valuation and Translation Adjustments	70,332	57,460	12,871

Total Net Assets	522,945	536,807	(13,861)

Total Liabilities and Net Assets	¥6,271,965	¥5,946,221	¥325,744

2-16

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the nine months ended December 31, 2022 (A)	For the nine months ended December 31, 2021 (B)	Change (A) - (B)
Ordinary Income	¥116,752	¥125,654	¥(8,901)
Fiduciary Income	44,007	45,212	(1,205)
Interest Income	19,269	19,065	203
Interest on Loans and Bills Discounted	14,695	14,839	(144)
Interest and Dividends on Securities	3,204	2,894	310
Fee and Commission Income	46,952	58,287	(11,335)
Other Operating Income	13	277	(263)
Other Ordinary Income	6,510	2,810	3,699

Ordinary Expenses	91,796	92,453	(657)
Interest Expenses	4,881	5,446	(565)
Interest on Deposits	145	230	(84)
Fee and Commission Expenses	27,960	27,162	797
Trading Expenses	—	640	(640)
Other Operating Expenses	221	9	212
General and Administrative Expenses	54,988	56,002	(1,013)
Other Ordinary Expenses	3,743	3,192	551

Ordinary Profits	24,956	33,200	(8,244)

Extraordinary Gains	5,222	7,742	(2,520)

Extraordinary Losses	1,056	341	714

Income before Income Taxes	29,122	40,601	(11,479)
Income Taxes:
Current	5,736	7,438	(1,701)
Deferred	2,150	4,610	(2,460)

Net Income	¥21,234	¥28,552	¥(7,317)

2-17

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of December 31, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥611,994	¥405,261	¥206,732
Cash Segregated as Deposits for Customers and Others	533,216	541,274	(8,058)
Trading Assets	10,059,485	6,921,502	3,137,982
Receivables—Unsettled Trades	—	145,887	(145,887)
Operating Investment Securities	48,889	40,926	7,963
Operating Loans Receivable	2,121	—	2,121
Receivables Related to Margin Transactions	30,197	34,802	(4,605)
Collateralized Short-Term Financing Agreements-Receivable	4,550,906	4,707,548	(156,642)
Advances Paid	162	94	67
Securities: Fail to Deliver	48,243	32,415	15,827
Short-Term Loans Receivable	35,814	47,983	(12,169)
Other Current Assets	833,359	700,334	133,025
Less: Allowance for Doubtful Accounts	(74)	(79)	4
Noncurrent Assets
Property and Equipment	18,471	18,742	(271)
Intangible Assets	64,323	68,497	(4,174)
Investments and Other Assets	403,009	304,034	98,975

Total Assets	¥17,240,119	¥13,969,227	¥3,270,891

Liabilities
Current Liabilities
Trading Liabilities	¥9,482,460	¥5,356,537	¥4,125,922
Payables—Unsettled Trades	187,901	—	187,901
Payables Related to Margin Transactions	40,081	50,556	(10,474)
Collateralized Short-Term Financing Agreements-Payable	3,209,259	4,144,682	(935,422)
Deposits Received	445,921	425,452	20,468
Guarantee Deposits Received	292,111	425,613	(133,502)
Securities: Fail to Receive	8,352	7,083	1,269
Short-Term Borrowings	795,591	904,079	(108,487)
Commercial Paper	474,000	490,500	(16,500)
Bonds and Notes Due within One Year	293,752	148,768	144,984
Income Taxes Payable	271	2,515	(2,243)
Accrued Employees’ Bonuses	9,712	25,379	(15,666)
Provision for Variable Compensation	301	411	(109)
Other Current Liabilities	37,357	46,970	(9,613)
Noncurrent Liabilities
Bonds and Notes	666,689	753,870	(87,180)
Long-Term Borrowings	647,500	580,000	67,500
Provision for Retirement Benefits	21,715	22,579	(863)
Reserve for Loss of Transfer	916	1,541	(624)
Other Noncurrent Liabilities	4,008	3,769	239
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,132	3,132	0

Total Liabilities	16,621,037	13,393,441	3,227,595

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	400,249	381,649	18,600
Additional Paid—in Capital	285,831	285,831	—
Other Capital Surplus	114,417	95,817	18,600
Retained Earnings	392,800	425,554	(32,753)
Other Retained Earnings	392,800	425,554	(32,753)
Retained Earnings Brought Forward	392,800	425,554	(32,753)
Treasury Stock	(308,599)	(369,999)	61,400

Total Shareholders’ Equity	609,617	562,371	47,246

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	19,260	23,193	(3,933)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,795)	(9,778)	(16)

Total Valuation and Translation Adjustments	9,464	13,415	(3,950)

Total Net Assets	619,082	575,786	43,296

Total Liabilities and Net Assets	¥17,240,119	¥13,969,227	¥3,270,891

2-18

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the nine months ended December 31, 2022 (A)	For the nine months ended December 31, 2021 (B)	Change (A) - (B)
Operating Revenues	¥270,648	¥294,305	¥(23,656)
Commissions	104,076	143,531	(39,455)
Net Gain on Trading	70,419	103,367	(32,947)
Net Gain on Operating Investment Securities	1,344	(2,066)	3,411
Interest and Dividend Income	94,807	49,472	45,335

Interest Expenses	82,787	36,827	45,960

Net Operating Revenues	187,861	257,477	(69,616)

Selling, General and Administrative Expenses	169,598	193,443	(23,845)
Transaction-Related Expenses	40,987	55,609	(14,622)
Personnel Expenses	61,552	72,994	(11,441)
Real Estate Expenses	19,793	15,547	4,245
Administrative Expenses	29,653	29,164	489
Depreciation and Amortization	12,121	14,098	(1,977)
Taxes and Dues	3,549	4,331	(782)
Provision of Allowance for Doubtful Accounts	58	4	53
Other	1,881	1,692	189

Operating Income	18,262	64,034	(45,771)

Non-Operating Income	2,120	2,700	(579)
Non-Operating Expenses	101	440	(338)

Ordinary Income	20,282	66,294	(46,012)

Extraordinary Gain	4,088	1,068	3,019

Extraordinary Loss	11,771	3,813	7,958

Income before Income Taxes	12,598	63,549	(50,950)
Income Taxes:
Current	970	8,992	(8,022)
Deferred	(10,601)	(1,110)	(9,490)

Net Income	¥22,229	¥55,666	¥(33,436)

2-19